SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON NOVEMBER 13, 2013, DRAWN UP IN SUMMARY FORMAT.

Company Registry (NIRE): 35300396090

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

1.         Date:               November 13, 2013

2.         Time:              2:30 p.m.

3.         Venue:           Av. Brig. Faria Lima, 3400, 20º andar, São Paulo – SP.

4.         Attendance:   Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Antonio Bernardo Vieira Maia and Aloysio Meirelles de Miranda Filho – Board members; Claudia Maria Sarti – General Secretary of the Board of Directors. The meeting was held via conference call.

6.         Matters Discussed: 6.1 – Payment of interim dividends and interest on equity – the Board of Directors (“Board”), by unanimously vote of those present, in accordance with article 31 of the Company's Bylaws, approved the proposal for the prepayment of minimum mandatory dividends on profit related to net income for fiscal year 2013, based on the balance sheet as of September 30, 2013, totaling five hundred million reais (R$500,000,000.00), of which (i) four hundred million reais (R$400,000,000.00) as dividends, corresponding to R$0.27435405 per share; and (ii) one hundred million reais (R$100,000,000.00) as interest on equity, corresponding to the gross amount of R$0.06858851 per share. Except for those shareholders proven to be immune or exempt, this amount will be subject to withholding income tax at the rate of 15%. Shareholders domiciled in countries that does not have income tax or where the maximum rate is below 20%, will be subject to withholding income tax at the rate of 25%, pursuant to the provisions in accordance with article 8 of Law 9779/99. Taking into consideration the withholding income tax rate of 15%, the net amount to be paid as interest on equity is R$0.05830024 per share. Since interim dividends and interest on equity approved herein will be paid as an anticipation of the annual minimum mandatory dividends, the matter will be ratified at the 2014 Annual Shareholders' Meeting. The dividends and interest on equity will be paid, with no monetary restatement, as of November 28, 2013, to shareholders domiciled in Brazil. Those entitled to receive dividends and interest on equity are the shareholders registered in the depositary institution Banco Itaú S.A. on November 13, 2013.

I hereby certify that the resolutions transcribed here are faithful in content to the minutes filed at the Company’s headquarters.

Claudia Maria Sarti

General Secretary to the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.